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Phoenix Canada Oil Company Limited

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

PRESS RELEASE

FOR IMMEDIATE RELEASE:

SUBJECT: **Phoenix Oil Closes Confidentiality Agreement with Linde Group of Germany**

Toronto: 4 February 2009 - **Phoenix Canada Oil Company Limited (TSXV: PCO & OTC BB: PHXCF)** announced completion of a confidential disclosure agreement with The Linde Group of Munich, Germany, a leading international firm in industrial gases and engineering markets -- with more than 50,000 employees in about 100 countries worldwide. Linde is recognized as a world leader in the development of environmentally-friendly hydrogen technology.

Phoenix Canada Oil is planning to assume a leading role in the future "Hydrogen Economy" after receiving the milestone grant of U.S. Patent 7,122,171 in October 2006. Phoenix holds worldwide exclusivity for the innovative, proprietary hydrogen gas generation technology through its U.S. subsidiary -- Phoenix International Energy Inc. The Phoenix position is secured through a long term Technology License Agreement with a major U.S. research university under which the intellectual property rights are maintained for a period of 20 years beyond the initial 17-year term of the last patent issued under the accord. Phoenix says that the U.S. Patent issue confirms that no "prior art" has been disclosed during the pre-patent examination process that conflicts with its proprietary "foundation" technology covering the solar light-powered generation of minimal cost pure hydrogen gas from an ordinary water feedstock.

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For further information -- Contact:
S. Donald Moore, President
T. 416.368.4440
E. phoenix@atlantor .com

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